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                                UNITED STATES

                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                             (Amendment No. 5) *

                           SOFTWARE SPECTRUM, INC.
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                              (Name of Issuer)

                   Common Stock, $.01 par value per share
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                       (Title of Class of Securities)

                                 833960 107
                               --------------
                               (CUSIP Number)


        Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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1       Names of Reporting Persons
        S.S. or I.R.S. Identification Nos. of above persons

                                Frank Tindle
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2       Check the appropriate box if a member of a group
                                                                (a) [  ]
                                                                (b) [  ]
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3       SEC use only

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4       Citizenship or place of organization

                                United States
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   Number of             5       Sole voting power
    Shares                               -0-
  Beneficially           -------------------------------------------------------
 Owned by Each           6       Shared voting power
Reporting Person                         230,277
     With                -------------------------------------------------------
                         7       Sole dispositive power
                                         -0-
                         -------------------------------------------------------
                         8       Shared dispositive power
                                         230,277
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9       Aggregate amount beneficially owned by each reporting person

                                        230,277
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10      Check if the aggregate amount in row (9) excludes certain shares

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11      Percent of class represented by amount in row (9)

                                        5.33%
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12      Type of reporting person (see instructions)

                                        IN
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--------------------------------------------------------------------------------
1       Names of Reporting Persons
        S.S. or I.R.S. Identification Nos. of above persons

                             Janet Carol Tindle
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2       Check the appropriate box if a member of a group
                                                                      (a) [  ]
                                                                      (b) [  ]
--------------------------------------------------------------------------------
3       SEC use only

--------------------------------------------------------------------------------
4       Citizenship or place of organization

                                United States
--------------------------------------------------------------------------------
   Number of             5       Sole voting power
    Shares                               -0-
  Beneficially           -------------------------------------------------------
 Owned by Each           6       Shared voting power
Reporting Person                         230,277
     With                -------------------------------------------------------
                         7       Sole dispositive power
                                         -0-
                         -------------------------------------------------------
                         8       Shared dispositive power
                                         230,277
--------------------------------------------------------------------------------
9       Aggregate amount beneficially owned by each reporting person

                                        230,277
--------------------------------------------------------------------------------
10      Check if the aggregate amount in row (9) excludes certain shares

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11      Percent of class represented by amount in row (9)

                                        5.33%
--------------------------------------------------------------------------------
12      Type of reporting person (see instructions)

                                        IN
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


 ITEM 1.

        (a)     Name of Issuer:

                SOFTWARE SPECTRUM, INC.

        (b)     Address of Issuer's Principal Executive Offices:

                2140 Merritt Drive
                Garland, Texas  75041

ITEM 2.

        (a)     Name of Person Filing:

                Frank Tindle and Janet Carol Tindle

        (b)     Address of Principal Business Office, or if none,
                Residence:

                One Waterford Estate
                Athens, Texas  75751

        (c)     Citizenship:

                United States

        (d)     Title of Class of Securities:

                Common Stock

        (e)     CUSIP Number:

                833960 107

ITEM 3. Not Applicable

ITEM 4. Ownership:

        (a)     Amount beneficially owned: 230,277

        (b)     Percent of class: 5.33%




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        (c)     Frank Tindle and Janet Carol Tindle are married and hold
                230,277 of the shares of Common Stock jointly. Each reporting person therefor shares power to vote 230,277 shares of Common Stock of the Issuer. Also, Frank Tindle holds non-employee director stock options to acquire 7,000 shares of Common Stock, which are exercisable within sixty days following the date of this filing.

ITEM 5.         Ownership of Five Percent or Less of a Class:

                Not Applicable

ITEM 6.         Ownership of More than Five Percent on Behalf of Another Person:

                Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                Not Applicable

ITEM 8.         Identification and Classification of Members of the Group:

                Not Applicable

ITEM 9.         Notice of Dissolution of Group:

                Not Applicable

ITEM 10.        Certification:

                Not Applicable


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        Signature.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



Dated: February 12, 1998



                                            /s/ Frank Tindle
                                            -----------------------------------
                                            Frank Tindle


                                            /s/ Janet Carol Tindle
                                            -----------------------------------
                                            Janet Carol Tindle



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